Mail Stop 3561

December 5, 2005

Mr. Fernando Escrich
Chief Financial Officer
AES Gener Inc.
Mariano Sanchez Fontecilla 310, 3rd Floor
Santiago, Chile

      RE: AES Gener Inc.
              Form 20-F for Fiscal Year Ended December 31, 2004
              Form 20-F/A for Fiscal Year Ended December 31, 2004
              Filed June 27, 2005 and December 4, 2006
              File No. 001-13210

Dear Mr. Esrich:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Branch Chief